FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[(English Translation) Notice of Resolutions of the Ordinary General Meeting of Shareholders]
2.	[Nomura Approves Share Buyback Program for Second Quarter]
3.	[Nomura Announces Group Line Head Structures]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 28, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

[English Translation]

June 28, 2005

To: Shareholders

Nobuyuki Koga
President and Chief Executive Officer
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support for Nomura Holdings, Inc. (the “Company”). You are hereby notified that the following matters were reported or resolved at the 101st Ordinary General Meeting of Shareholders held today. I would like to thank you, our shareholder, for your continued support and encouragement to the activities of the Nomura Group.

Description

mReported Matters:

1.	Report on the 101st fiscal year’s (April 1, 2004 – March 31, 2005) business report, balance sheet (as of March 31, 2005) and income statement.

2.	Report on the 101st fiscal year’s consolidated balance sheet (as of March 31, 2005) and consolidated income statement and audit report of the independent accountants and the audit committee on such consolidated financial statements

3.	Report on the appropriation of retained earnings for the 101st fiscal year and its reason, etc.

The Company delivered the documents related to dividends early June and began to pay the dividend 10 yen per share on June 1, 2005. (The annual dividend per share including the interim dividend is 20 yen per share.)

mResolved Matters:

Proposal No.1: Amendment to the Articles of Incorporation

This proposal was resolved as originally submitted.

Upon the resolution, Article 4 was amended that public notices of the Company shall be made by electronic public notice.

You can access to public notices of the Company on the Company’s website.

http://www.nomuraholdings.com/jp/investor/

Such notices shall be given by publication in Nihon Keizai Shimbun in cases the method of electronic public notice is not available due to any troubles or unavoidable circumstances.

Proposal No.2: Issuance of Stock Acquisition Rights as Stock Options

This proposal was resolved as originally submitted.

Under the resolution, the Company is authorized to issue without consideration the two types of the stock acquisition rights as stock options to the directors, executive officers and employees of the Company and its subsidiaries.

Proposal No.3: Election of Eleven Directors

This proposal was resolved as originally submitted.

The ten directors, namely Junichi Ujiie, Nobuyuki Koga, Hiroshi Toda, Kazutoshi Inano, Nobuyuki Shigemune, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Fumihide Nomura and Koji Tajika, were re-elected and one director, namely Yukio Suzuki, was newly elected.

<For reference>

After the closing of the Ordinary General Meeting of Shareholders, the Board of Directors resolved that the structure of committees under the Board of Directors and management be established as follows:

(1) Directors

Name	Principal Positions
Junichi Ujiie	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee
Nobuyuki Koga	President & Chief Executive Officer
Hiroshi Toda	Deputy President & Chief Operating Officer
Kazutoshi Inano	Deputy President & Co-Chief Operating Officer
Nobuyuki Shigemune	Audit Mission Director
Yukio Suzuki	Audit Mission Director
Masaharu Shibata*	Member of the Nomination Committee Member of the Compensation Committee
Hideaki Kubori*	Member of the Nomination Committee Member of the Compensation Committee
Haruo Tsuji*	Chairman of the Audit Committee
Fumihide Nomura	Member of the Audit Committee
Koji Tajika*	Member of the Audit Committee

*	outside director

(2) Executive Officers

Name	Principal Positions
Junichi Ujiie
Nobuyuki Koga	President & Chief Executive Officer Representative Executive Officer
Hiroshi Toda	Deputy President & Chief Operating Officer Representative Executive Officer
Kazutoshi Inano	Deputy President & Co-Chief Operating Officer Representative Executive Officer
Takashi Yanagiya	Head of Global Investment Banking
Kenichi Watanabe	Head of Domestic Retail
Takumi Shibata	Head of Asset Management
Manabu Matsumoto	(Executive Vice President of Nomura Securities Co., Ltd. (NSC))
Hiromi Yamaji	(Executive Managing Director of NSC)
Shogo Sakaguchi	(Executive Managing Director of NSC)
Masanori Itatani	Head of Internal Audit
Yoshimitsu Oura	(Executive Managing Director of NSC)
Yusuke Yamada	(Executive Managing Director of NSC)
Hitoshi Tada	(Executive Managing Director of NSC)
Yasuo Agemura	Head of Global Markets

Name	Principal Positions
Akihiko Nakamura	Head of Global IT & Operations
Hideyuki Takahashi	Regional Management of Americas Region
Hiroshi Tanaka	In charge of Secretariat
Yoriyasu Yoshizawa	Regional Management of China Region
Yasuo Yoshihara	In charge of Discipline & Ethics Department
Akira Maruyama	Head of Global Merchant Banking
Akihito Watanabe	Head of Global Research
Tetsu Ozaki	Head of Global Corporate Communications (in charge of General Affairs Department and Corporate Planning Department)
Shigesuke Kashiwagi	Head of Global Fixed Income
Yugo Ishida	Regional Management of Europe Region
Atsuo Sakurai	Head of Asset Finance
Masafumi Nakada	Chief Financial Officer, Head of Global Risk Management, Treasury, Controller and IR (in charge of Tax Management Department)
Hiromasa Yamazaki	Head of Global Equity
Kamezo Nakai	(Executive Vice President of Nomura Asset Management Co., Ltd. (NAM))
Takahide Mizuno	(Executive Vice President of NAM)
Atsushi Yoshikawa	(Executive Vice President of NAM)
Yasuaki Fukui	(President of Nomura Funds Research and Technologies Co., Ltd.)

Tokyo, June 28, 2005

Nomura Approves Share Buyback Program for Second Quarter

Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program for the second quarter of the current fiscal year ending March 31, 2006, in accordance with Article 211-3-1-2 of Japan’s Commercial Code.

The share buyback program will run from July 1, 2005, to September 16, 2005, and have an upper limit of 25 million shares of Nomura Holdings common stock. This translates to a maximum of 37.5 billion yen, or 1.25 percent of outstanding shares.

Nomura recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment and is considering implementing further share buybacks from the third quarter of the current fiscal year. Details will be announced when finalized.

As of March 31, 2005, Nomura Holdings had 1,965,919,860 outstanding shares and 23,730,994 shares as treasury stock.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino Shuji Sato Mitch Hayes Larry Heiman	Nomura Securities Co., Ltd Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Tokyo, June 28, 2005

Nomura Announces Group Line Head Structures

Nomura Holdings, Inc., today announced the following Nomura Group Line Heads effective June 28, 2005.

1. Business Line Heads

Domestic Retail	Kenichi Watanabe
Senior Managing Director
(Executive Vice President
Nomura Securities Co., Ltd.)

Global Investment Banking	Takashi Yanagiya
Senior Managing Director
(Executive Vice President
Nomura Securities Co., Ltd.)

Global Markets	Yasuo Agemura
Senior Managing Director
(Executive Managing Director
Nomura Securities Co., Ltd.)

Global Merchant Banking	Akira Maruyama
Senior Managing Director
(Senior Managing Director
Nomura Securities Co., Ltd.)

Asset Management	Takumi Shibata
Senior Managing Director
(President
Nomura Asset Management Co., Ltd.)

2. Business Support Line Heads

Global Risk Management/ Global Treasury	Masafumi Nakada
/Global Controller/ Global IR	Senior Managing Director
(Senior Managing Director
Nomura Securities Co., Ltd.)

Global IT & Operations	Akihiko Nakamura
Senior Managing Director
(Senior Managing Director
Nomura Securities Co., Ltd.)

Global Corporate Communications	Tetsu Ozaki
Senior Managing Director
(Senior Managing Director
Nomura Securities Co., Ltd.)

Global Research	Akihito Watanabe
Senior Managing Director
(Senior Managing Director
Nomura Securities Co., Ltd.)

3. Regional Management

Americas	Hideyuki Takahashi
Senior Managing Director
(President & CEO
Nomura Holding America, Inc.)

Europe	Yugo Ishida
Senior Managing Director
(President
Nomura Europe Holdings plc)

China	Noriyasu Yoshizawa
Senior Managing Director
(President & Managing Director
Nomura Asia Holding N.V.)

4. Internal Audit Head	Masanori Itatani
Senior Managing Director
(Executive Managing Director
Nomura Securities Co., Ltd.)

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino Shuji Sato Mitch Hayes Larry Heiman	Nomura Securities Co., Ltd Corporate Communications Dept., Nomura Group Headquarters	81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group? business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.